VIA EDGAR

November 18, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street N.E.

Washington, D.C. 20549

Re:

Credit One Financial, Inc.

Amendment No. 1 to Form 10-K Fiscal Year Ended December 31, 2012

Filed October 9, 2013

Response dated October 29, 2013

File No.:  000-50320

Dear Mr. Spirgel:

Credit One Financial, Inc. (the “Company”) respectfully submits this response to your November 4, 2013, letter respecting the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012.

For ease of reference, we have reproduced the Staff's comments in italicized font below prior to our response.

Form 10-K/A for the Fiscal Year ended December 31, 2012

General

1.

We note your response to comment 1. Based on your public float as of the end of your second quarter ending June 30, 2012 it does not appear that you are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act.  Therefore, you are not eligible to scale your disclosure.  With attention to the requirements of Form 10-K, Regulation S-K, and Regulation S-X, please amend to provide all required disclosure including, but not limited to, financial statements for the prior three years.  Your amendment should also reflect the proposed disclosure and compliance from your response letter dated October 29, 2013.

Response:

Although our public float was $1,057 million as of June 30, 2012, we respectfully request that the Company be treated as a smaller reporting company for the following reasons:

(1)  We have never had meaningful revenue, which is far, far less than $50 million per annum as mentioned in Rule 12b-2 of the Exchange Act of 1934, as amended.  If you check our financial statements, you will see that our annual revenue were only $0.41 million, 0.12 million, and $0.005 million for the fiscal years of 2012, 2011 and 2010, respectively, and our total assets were only approximately $12.9 million, $11.6 million and $2.96 million as of June 30, 2013, December 31, 2012 and 2011, respectively, and

(2)  Of 302,155,637 shares of our outstanding shares, only 25,668 shares, or 0.000085%, are non-restricted shares.  As a result, our shares have been traded very thinly and infrequently, and its market value as calculated is hence not meaningful.

We believe that it is not the legislative intent of the Congress and the SEC to treat a small company like us, which has very little annual revenue and its shares traded very thinly and infrequently, as a large accelerated filer or an accelerated filer.  Based on the forgoing, therefore, we believe that we can be considered or qualified as a smaller reporting company, and respectfully request that the large accelerated filer/accelerated filer disclosure and filing deadline requirements for the Company be waived at this time.

2.

Please tell us your filer status for the fiscal year ended December 31, 2013 and confirm you will comply with all disclosure and financial statement requirements as well as filing deadlines for Exchange Act reports applicable to your filer status.

Response:

Please see our response as above.

In the event staff of the SEC does not grant the Company’s request that the Company be treated as a small reporting company, we respectfully request that our compliance with large accelerated filer disclosure and filing deadline requirements be put off until its Form 10-Q for the first quarter of 2014 in that it is already near the end of the year, and that the Company is very small, hence needs time to get ready for large accelerated filer disclosure.  We would greatly appreciate your kind review and favorable consideration.

Management’s Discussion and Analysis, page 11

Liquidity and Capital Resources, page 13

3.

We note your response to comment 5. Please revise your disclosure to explain the basis for why the prepayment of $2,014,825 in gold bullion for advertising spots is “in line with Lotus TV’s business practice.”

Response:     Under Lotus TV’s advertising spot sales policy, all purchasers are required to pay the full amount before their advertising can be aired. We were following Lotus TV’s policy.

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your consideration.  Should any member of the Staff have any questions or additional comments, please do not hesitate to contact the undersigned at (212) 809-1200 (dicky621@yahoo.com.hk).

Very truly yours,

/s/ Dicky Cheung

Dickey Cheung

President and Chief Executive Officer

Cc:

Terry French, U.S. Securities and Exchange Commission

Charles Eastman, U.S. Securities and Exchange Commission

Kate Beukenkamp, U.S. Securities and Exchange Commission

Ajay Koduri, U.S. Securities and Exchange Commission

William Hu, Esq.

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